UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

June 1, 2017

CenturyLink, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	1-7784	72-0651161
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 CenturyLink Drive Monroe, Louisiana	71203
(Address of principal executive offices)	(Zip Code)

(318) 388-9000

(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02     Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Effective June 1, 2017 (the “Effective Date”), the Human Resources and Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of CenturyLink, Inc. (the “Company”) took the following actions: (i) granted special restricted stock awards to certain Company officers for retention purposes (the “Retention Awards”); (ii) granted special cash and stock awards to certain Company officers (the “Integration Awards”) designed to incentivize them in their efforts to work towards both a timely and efficient consummation of the Company’s merger with Level 3 Communications, Inc. (“Level 3,” and such event, the “Closing”) and a successful post-Closing integration of the two companies; and (iii) approved, effective upon the date of Closing (the “Closing Date”), certain adjustments to total target compensation for certain Company officers in order to better align the compensation package of those officers with the compensation paid by the Company’s post-Closing peer group companies. These actions, to the extent they impacted the compensation of the Company’s named executive officers (as identified in the Company’s April 10, 2017 proxy statement), are described in greater detail below.

Retention Awards. On the Effective Date, the Committee granted Retention Awards to certain Company officers, including two named executive officers – Aamir Hussain and Stacey W. Goff. The Retention Awards consist of time-based shares of restricted stock, granted under the CenturyLink, Inc. 2011 Equity Incentive Plan (the “2011 Plan”) and an award agreement, with a grant date value of $4.5 million for each of Messrs. Hussain and Goff.

These Retention Awards will vest one-third per year over a three-year period, provided that the officer continues to provide services to the Company on the applicable vesting date, with accelerated vesting upon death, disability, or termination by the Company without “Cause” or by the officer with “Good Reason” (each as defined in the award agreement).

Integration Awards. On the Effective Date, the Committee granted Integration Awards to certain Company officers, including four named executive officers – Glen F. Post, III, Messrs. Hussain and Goff, and Dean J. Douglas. The target value of the Integration Award to each of these officers is as follows: Mr. Post, $3 million; Mr. Hussain, $600,000; Mr. Goff, $550,000; and Mr. Douglas, $500,000. Each Incentive Award consists of two separate grants – 50% of the Integration Award represents the target value of a cash payment (the “Cash Portion”) and the remaining 50% was granted on the Effective Date as shares of restricted stock (the “Integration Shares”).

The Integration Awards are intended to incentivize the performance of certain key officers through the Closing and the critical post-merger integration period. To that end, provided that the officer is continuing to provide services to the Company, his or her Cash Portion will vest on the Closing Date, with the actual payout to the officer ranging between 80% and 120% of the Cash Portion’s target value, depending upon the Committee’s subjective determination of the officer’s integration-related performance between the Effective Date and the Closing Date.

Similarly, subject to the officer’s continued service to the Company, the Integration Shares will vest on December 15, 2018, although the actual number of shares vesting will range between 80% and 120% of the number of shares granted, based on the Committee’s subjective determination of the officer’s integration-related performance. As with the Retention Awards, the Integration Shares will be subject to the terms and conditions of the 2011 Plan and an award agreement. In addition, vesting will accelerate upon death, disability, or termination by the Company without “Cause” or by the officer with “Good Reason” (each as defined in the grant letter), with payout at target values.

Although both the Cash Portion and the Integration Shares provide for a range of payouts based on the officer’s individual performance, these Integration Awards are not intended to qualify as “performance-based” compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended.

The foregoing description of the Integration Awards is qualified in its entirety by reference to the full text of the grant letter, the form of which is included as Exhibit 10.1 to, and is incorporated by reference into, this current report on Form 8-K.

Adjustments to Total Target Compensation. The Committee has also approved adjustments in total target compensation for certain officers in order to better align their compensation with similarly-situated executives at the Company’s post-Closing peer companies. Two of the Company’s named executive officers – Messrs. Hussain and Goff – received such adjustments. Effective as of the Closing Date, each of Messrs. Hussain and Goff are scheduled to earn a base salary of $600,000 and each will be eligible to earn a target annual cash incentive award of 120% of salary. In addition, with respect to long-term incentive awards, which are typically granted by the Committee in February of each year, Mr. Hussain’s target annual long-term incentive will be $2.7 million while Mr. Goff’s will be $2 million.

Item 8.01	Other Events.

On June 1, 2017, the Company issued a press release announcing the details of its CEO succession plan. The press release is filed as Exhibit 99.1 to, and incorporated by reference into, this current report on Form 8-K.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the Level 3 combination from regulatory agencies free of conditions materially adverse to the parties; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel, including reaching or maintaining mutually acceptable employment arrangements with the executives named in the accompanying press release; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination, the management or compensation arrangements described above or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, CenturyLink filed a registration statement on Form S-4 with the SEC (Registration Statement No. 333-215121) which was declared effective by the SEC on February 13, 2017. CenturyLink and Level 3 have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the SEC. The definitive joint proxy statement/prospectus, dated as of February 13, 2017, contains important information about CenturyLink, Level 3, the proposed combination and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED COMBINATION OR INCORPORATED BY REFERENCE IN THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the definitive joint proxy statement/prospectus and the filings that are incorporated by reference in the definitive joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Item 9.01	Financial Statements and Exhibits.

(d) The exhibits to this current report on Form 8-K are listed in the Exhibit Index, which appears at the end of, and is incorporated by reference into, this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CenturyLink, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned officer hereunto duly authorized.

CenturyLink, Inc.

By:	/s/ Stacey W. Goff
Stacey W. Goff
Executive Vice President,
Chief Administrative Officer, General Counsel and Secretary

Dated: June 1, 2017

Exhibit Index

Exhibit No.	Description

10.1	Form of Integration Award grant letter, dated June 1, 2017, entered into between CenturyLink, Inc. and certain officers

99.1	Press Release dated June 1, 2017